Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Half of 2026

Hangzhou, August 14, 2026— UTStarcom (“UT,” “UTStarcom” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results and a business update for the six months ended June 30, 2026 (“the first half”).

Business Highlights:

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Optical Circuit Switching (OCS) product development for AI DC networking infrastructure. UTStarcom continues the development of its comprehensive Optical Circuit Switching (OCS) solution designed for scale-up and scale-out AI Data Center (DC) architectures. Development remains on schedule, and the Company expects to showcase the OCS product concept prototype at the 27th China International Optoelectronic Exposition (CIOE 2026) in September 2026.
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Maintenance and support services to customers globally. While focusing on the development of its AI networking solutions, UTStarcom continues to provide ongoing support to its global customer base in accordance with existing support and maintenance contracts. In 1H 2026, the Company secured a substantial maintenance service renewal order alongside a series of smaller support orders across major product lines, including NetRing PTN, SyncRing, and IMS.
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Network expansion for a European Mobile Network Operator: In 1H 2026, UTStarcom fulfilled an order to ship a batch of NetRing TN704ES platforms in support of a key customer's ongoing 5G transport network expansion in Europe.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “As artificial intelligence continues to transform industries worldwide, the Company believes Optical Circuit Switching (OCS) represents a promising technology with significant potential to support next-generation AI infrastructure and high-performance computing applications. Accordingly, the Company is exploring OCS as a strategic growth direction to capitalize on the expanding opportunities created by the AI ecosystem. At the same time, the Company remains committed to its existing products and services and will continue to support its current customers while prudently pursuing new opportunities that enhance long-term shareholder value.”

First Half 2026 Financial Results

Summary of 1H 2026 Key Financials

	1H 2026	1H 2025	Y/Y Change
Revenue	$3.4	$4.6	-26.1%
Gross Profit (Loss)	($0.5)	$0.8	-162.5%
Operating Expenses	$5.6	$4.9	14.3%
Operating Loss	($6.0)	($4.2)	($1.8)
Net Loss	($5.1)	($3.7)	($1.4)
Basic EPS	($0.55)	($0.41)	($0.14)
Cash Balance (including Restricted Cash)	$35.8	$49.2	-27.2%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS).

Total Revenues

Total revenues for the first half of 2026 were $3.4 million, compared to $4.6 million in the corresponding period in 2025.

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Net equipment sales were $0.2 million, a decrease of 55.2% from $0.5 million in the corresponding period in 2025. The decrease was primarily due to decreased revenue from customers in India and China due to decrease in volume.

•
Net services sales were $3.1 million, a decrease of 23.6% from $4.1 million in the corresponding period in 2025. The decrease was mainly due to the completion of projects in late 2025, and no new major projects in India and China.

Gross Profit (Loss)

Gross loss was $0.5 million, or negative 13.6% of net sales, for the first half of 2026, compared to gross profit of $0.8 million, or 16.2% of net sales, in the corresponding period in 2025.

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Gross loss on equipment sales was $0.7 million, compared to $0.2 million in the corresponding period in 2025. Equipment gross margin for the first half of 2026 was negative 291.0%, compared to negative 30.4% for the corresponding period in 2025. The decrease in gross margin was due to lower equipment revenue and higher inventory reserves.

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Service gross margin was $0.2 million, compared to $0.9 million in the corresponding period in 2025. Service gross margin was 8.0%, compared to 22.4% for the corresponding period in 2025, due to high fixed cost with lower service revenue.

Operating Expenses

Operating expenses for the first half of 2026 were $5.6 million, compared to $4.9 million in the corresponding period in 2025.

•
Selling, general and administrative (“SG&A”) expenses for the first half of 2026 were $2.7 million, compared to $2.6 million in the corresponding period in 2025.

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Research and development (“R&D”) expenses were $2.8 million, compared to $2.3 million in the corresponding period in 2025. The increase was mainly due to workforce reduction related severance costs.

Operating Loss

Operating loss for the first half of 2026 was $6.0 million, compared to $4.2 million in the corresponding period in 2025.

Interest Income, Net

Net interest income for the first half of 2026 was $0.6 million, compared to $1.2 million in the corresponding period in 2025. The decrease was mainly attributable to lower fixed‑term deposits in India and China, and the impact of Indian rupee exchange rate movements.

Other Income (Expenses), Net

Net other income for the first half of 2026 was $0.7 million, compared to net other expense of $0.2 million for the corresponding period in 2025. Other income mainly reflects a foreign exchange gain resulting from the appreciation of the U.S. dollar against the Indian rupee, and a gain in fair value changes.

Net Loss

Net loss attributable to shareholders for the first half of 2026 was $5.1 million, compared to $3.7 million in the corresponding period in 2025. Basic net loss per share for the first half of 2026 was $0.55, compared to $0.41 for the corresponding period in 2025.

Cash Flow

Cash used in operating activities in the first half of 2026 was $4.9 million, cash used in investing activities was $0.9 million, and cash provided by financing activities was nil. As of June 30, 2026, UTStarcom had cash, cash equivalents and restricted cash of $35.8 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 (571) 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2026	2025
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$27,459	$33,814
Accounts and notes receivable, net	3,776	4,787
Short-term investments	1,747	701
Inventories and deferred costs	928	1,718
Short-term restricted cash	6,531	6,574
Prepaid and other current assets	3,616	3,959
Total current assets	44,057	51,553
Long-term assets:
Property, plant and equipment, net	581	709
Operating lease right-of-use assets, net	419	966
Long-term restricted cash	1,842	1,987
Other long-term assets	683	690
Total long-term assets	3,525	4,352
Total assets	$47,582	$55,905

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$3,357	$4,170
Customer advances	146	27
Deferred revenue	12	12
Income tax payable	7,804	8,734
Operating lease liabilities, current	384	801
Other current liabilities	3,858	4,269
Total current liabilities	15,561	18,013
Long-term liabilities:
Operating lease liabilities, non-current	188	330
Long-term deferred revenue and other liabilities	1,074	1,063
Total liabilities	16,823	19,406

Total equity	30,759	36,499
Total liabilities and equity	$47,582	$55,905

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
	2026	2025
	(In thousands, except per share data)
Net sales	$3,370	$4,634
Cost of net sales	3,828	3,883
Gross profit (loss)	(458)	751
	(13.6)%	16.2%
Operating expenses:
Selling, general and administrative	2,717	2,580
Research and development	2,844	2,324
Total operating expenses	5,561	4,904

Operating loss	(6,019)	(4,153)

Interest income, net	632	1,155
Other income (expense), net	654	(161)
Loss before income taxes	(4,733)	(3,159)
Income tax expense	(346)	(563)
Net loss attributable to UTStarcom Holdings Corp.	$(5,079)	$(3,722)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.55)	$(0.41)
Weighted average shares outstanding—Basic	9,200	9,150

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2026	2025
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(5,079)	$(3,722)
Depreciation	145	100
Allowance (Recovery) for credit losses	(13)	43
Stock-based compensation expense	2	57
Gain on release of tax liability due to expiration of the statute of limitations	(11)	(11)
Right-of-use assets amortization	543	533
Changes in fair value of equity securities investment	(125)	60
Changes in operating assets and liabilities	(405)	(1,595)
Net cash used in operating activities	(4,943)	(4,535)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	—	(46)
Purchase of short-term investments	(921)	—
Net cash used in investing activities	(921)	(46)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	—	—
Effect of exchange rate changes on cash and cash equivalents	(679)	639
Net decrease in cash and cash equivalents	(6,543)	(3,942)
Cash, cash equivalents and restricted cash at beginning of period	42,375	53,143
Cash, cash equivalents and restricted cash at end of period	$35,832	$49,201